UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 14, 2013

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Preliminary Third Quarter Results

The preliminary financial data included herein has been prepared by, and is the responsibility of, Navios Maritime Holdings Inc.’s (the “Company”) management. PricewaterhouseCoopers S.A. has not audited, reviewed, compiled or performed any procedures with respect to such preliminary financial data. Accordingly, PricewaterhouseCoopers S.A. does not express an opinion or any other form of assurance with respect thereto.

The preliminary financial data included herein is subject to adjustments, which could result in changes to the financial results and figures set forth herein. In particular, the Company may reclassify non-cash items among one or more of the line items presented in the reconciliation below. As a result of the foregoing factors, the Company’s financial results could differ materially from the ranges indicated below.

For the three months ended September 30, 2013, the Company anticipates that its net loss was between $14.9 million and $12.9 million and its Adjusted EBITDA was between $39.0 million and $41.0 million. For the three months ended September 30, 2012, the Company’s net income was $4.6 million and its Adjusted EBITDA was $60.8 million. Set forth below is a reconciliation of our anticipated net cash from operating activities to our Adjusted EBITDA:

	Three month period ended September 30, 2013 (in millions of U.S. dollars)
	Low	High
Net cash from operating activities	$43.8	$44.2
Net increase/decrease in operating assets/liabilities	(30.1)	(29.7)
Net interest cost and amortization of deferred finance costs	26.0	26.2
Provision for losses on accounts receivable	(0.5)	(0.3)
Equity in affiliates, net of dividends received	(2.2)	(1.8)
Payments for drydock and special survey	1.8	2.0
Noncontrolling interest	0.2	0.4

Adjusted EBITDA	$39.0	$41.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: November 14, 2013